Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended
September 30, 2013

Income available to common stockholders	$2,586

Weighted average shares outstanding	65,936

Basic earnings per share	$0.04

Income for diluted earnings per share	$2,586

Total weighted average common shares and equivalents outstanding for diluted computation	65,936

Diluted earnings per share	$0.04